July 27, 2012

VIA EDGAR ONLY

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mara L. Ransom,
Assistant Director

Re:	Accelerated Building Business Concepts Corporation
Current Report on Form 8-K
Filed July 16, 2012
File No. 001-11873

Dear Ms. Ransom:

Please be advised that the undersigned is the duly appointed Chief Executive Officer of WhereverTV Broadcasting Corporation, Formerly known as Accelerated Building Concepts Corporation, the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing provided in your letter dated July 25, 2010 (the “Comment Letter”).

The purpose of this correspondence is to illustrate the Issuer’s responses to the Comment Letter and provide explanation, where necessary. For ease of explanation, we respond to the second staff Comment, prior to the first.

1.	We note that you have not treated the transaction discussed under Item 2.01 of the above-referenced Form 8-K as a change in shell company status, as you have not provided the Form 10 information for WhereverTV, Inc., as required by Item 2.01(f) of Form 8-K, and you have not provided the disclosure required by Items 5.06 and 9.01 of Form 8-K. Please provide us with your analysis for whether you were a shell company, as such term is defined in Exchange Act Rule 12b- 2, before the transaction and whether you continue to be or have ceased to be a shell company after the transaction.

The response to Comment follows the Issuer’s response to Comment 2.

2.	Please also provide us with an explanation for why you have not filed any periodic reports with us, as required by Exchange Act Sections 13 or 15(d), since a Form 8-K filed on March 30, 2009.

As disclosed in the Issuer’s Form 8-K filed on July 16, 2012. WhereverTV, Inc. (“WTV”) acquired shares representing approximately seventy-six percent (76%) of a number of the Issuer’s newly-issued common stock (the “Exchange”) in what constituted, from an accounting perspective, a reverse acquisition and what was in fact a change of control. Prior to the Exchange, the Issuer was controlled by Douglas Ward and its primary business plan was business advisory and consulting services for publicly traded companies; a business plan which Mr. Ward apparently continues as of this date. Mr. Ward acquired voting control of the Issuer, after its subsidiaries became unprofitable (described below), having purchased approximately eight-one percent (81%) of the Issuer’s outstanding voting stock from its prior management, among others.

Prior to this acquisition, the Issuer was engaged through its two operating subsidiaries, New Century Structures, Inc. (“NCSI”) and Sustainable Structures Leasing, Inc. (“SSL”), in the design, fabrication, and construction of modular facilities and leasing operations, respectively. NCSI operations, though apparently robust, became unprofitable, leading to substantial litigation against NCSI and ultimately its bankruptcy. Thereafter, we have been advised, the Company elected to continue its operations without continuing its reporting obligations.

However, in connection with the Exchange, the Issuer’s new management, formerly of WTV, has decided to meet the Issuer’s obligations to file reports under the Exchange Act. We are in the process of interviewing and examining new independent accountants and we anticipate the commencement of filing of reports within ninety (90) days.

In regard to Comment 2, in connection with WTV’s due diligence of the Issuer, we have been apprised that the Issuer was at no time a Shell Company as defined pursuant to Rule 145 of the Securities Act of 1933, as amended, and that the Issuer continued to operate and pursue its business in one venue or another, during all relevant periods. Accordingly, the Issuer was not required to file disclosure in the Form 8-K regarding Item 5.06 nor file with the Commission the exhibits proscribed therein.

Should you have any questions or require anything further, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Mark Cavicchia

Mark Cavicchia